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                                                              Exhibit 99 (c)(ii)


                [Letterhead of Post & Heymann, LLP]





                                                                December 2, 1999



Paul J. Derenthal, Esq.
Derenthal & Dannhauser
One Post Street, Suite 575
San Francisco, California 94104

         Re:      Winthrop California Investors Limited Partnership

Dear Mr. Derenthal:

We represent Winthrop California Investors Limited Partnership (the "Partnership" and write this letter in response to your letter to Michael L. Ashner dated November 24, 1999 and delivered on November 30, 1999.

Pursuant to the Schedule 14D-1 filed with the Securities and Exchange Commission, you client, Sutter/Jamboree Acquisition Fund, LLC, has offered to purchase up to 1,000 units of limited partnership interest ("Units") of the Partnership (the "Offer"). The provisions of the Partnership's Limited Partnership Agreement require (i) the prior written consent of Winthrop Financial Associates, A Limited Partnership, the managing general partner of the Partnership (the "Managing General Partner"), to any assignment or transfer of Units and (ii) that any transfer of Units comply with applicable Federal securities laws. As a result of the absence of current financial information with respect to the Partnership, the Managing General Partner will not consent to any transfer of Units made pursuant to the Offer. Furthermore, the Offer does not comply with the disclosure requirements of the Securities Exchange Act of 1934 applicable to tender offers for limited partnership units. Accordingly, the Partnership is not required to comply with your request purportedly made pursuant to Rule 14d-5(a).

                                         Sincerely,



                                         David J. Heymann

DJH/db
cc: Mr. Michael Ashner
Mr. Robert Dixon



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